UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-14950

CUSIP NUMBER

90400P101

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ULTRAPAR HOLDINGS INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

Avenida Brigadeiro Luis Antonio, 1343, 9th Floor
(Address of Principal Executive Office (Street and Number))

São Paulo, SP, Brazil 01317-910

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Ultrapar Participações S.A. (the “Company”, “Ultrapar” or “we”) is unable to file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”) by the prescribed date of May 2, 2022, without unreasonable effort or expense, for the reasons described below.

Ultrapar needs additional time to (i) complete the procedures relating to management’s assessment of the effectiveness of Ultrapar’s internal processes and controls over financial reporting and (ii) provide adequate disclosure of information required to be included in Form 20-F. The Company expects to disclose in the Form 20-F certain material weaknesses in its internal control over financial reporting and report that its internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2021.

As of the date of filing of this Form 12b-25, the Company does not expect any material change to its audited financial statements as of and for the year ended December 31, 2021 (prepared in accordance with IFRS as issued by the IASB and audited under Brazilian and international auditing standards) that were furnished to the Commission on Form 6-K on February 24, 2022.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, Ultrapar intends to file its Form 20-F on or prior to the fifteenth calendar day following the prescribed due date.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements. These statements are not historical facts, and are based on management’s current view, estimates and projections of future events and trends that currently affect or might affect Ultrapar’s business, results and operations. Statements regarding the implementation of future actions, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including Ultrapar’s results of operations, to differ materially from current expectations. Except as required by law, Ultrapar undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rodrigo de Almeida Pizzinatto	+55-11	3177 7014
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ultrapar Participações S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 3, 2022	By	/s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).